Filed by Catellus Development Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Catellus Development Corporation

Commission File No. 0-18694

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

The following is an e-mail communication from Nelson C. Rising, our Chairman and Chief Executive Officer, sent to our employees on March 3, 2003, accompanied by a list of Frequently Asked Questions.

March 3, 2003

Dear Catellus Employee,

Today we announced that our Board of Directors has authorized the company to restructure its business operations in order to qualify as a real estate investment trust (“REIT”) effective January 1, 2004. The REIT conversion, which is subject to shareholder approval, is intended to provide investors with a stable cash return from Catellus’ predominantly industrial rental portfolio, while continuing to offer growth opportunities through the company’s proven development skills.

We are now embarking upon a transition period to restructure our operations and change our business strategy to focus increasingly on industrial development. The success of our development activities over the last several years positions us with strong and stable cash flows from a rental portfolio of low-risk, high-return properties. We intend to strengthen this position by utilizing our development skills to build industrial properties to add to our income-producing portfolio.

The REIT structure is a much more tax efficient vehicle for our company, but will require some significant changes. A major change is the payment of dividends. A REIT is required to pay out to its shareholders at least 90% of its taxable income, so there is a greater focus on the flow of funds from operations. Therefore, we will be looking at ways to operate more efficiently to provide a stable dividend from cash flow from our rental portfolio. It is too early to know the ultimate impact of the transition, but we intend to approach the restructuring in a thoughtful and timely manner. We will provide periodic updates as information becomes available.

We have attached a copy of the press release and a list of Frequently Asked Questions (“FAQ”), which we hope will answer any other questions you may have. We encourage you to talk to your manager or Jaime Gertmenian at (213) 473-3169 if you have other questions.

We’ve worked very hard to build a great company, and plan to continue our growth both during and after our transition to becoming a REIT. We’re confident this is a positive direction for our company’s future.

Regards,

Nelson C. Rising

Chairman and CEO

EMPLOYEE FAQS

1.	What is a REIT?

A real estate investment trust, or “REIT,” is a corporation or business trust that invests in real estate, mortgages or real estate-related securities. To qualify as a REIT, a corporation must pay out at least 90% of its taxable income as dividends to its shareholders. As long as this dividend requirement is met, the REIT is able to deduct the dividend from its income, thereby eliminating double-taxation.

2.	Why is this a good decision for Catellus?

The REIT conversion is a logical next step for Catellus. The Board’s considerations in deciding to become a REIT, included, among others, the substantial free cash flow generated by the company’s existing operations, the capital efficiency of the company’s business model going forward, the fact that development activities are becoming a smaller percentage of operations and now fit within a taxable REIT subsidiary, and the tax efficiency under a REIT structure.

3.	When does this take effect? Will there be any immediate changes? What is the approval process?

We expect to complete the conversion by January 1, 2004. The plan must first be approved by a majority of the company’s shareholders, which we expect to occur at the annual meeting in third quarter of 2003. While we do not expect immediate broad changes to the company’s day-to-day operations, converting to a REIT will require the company to take steps to operate more efficiently, and we’ll be taking steps to reduce overall expenses.

4.	Will there be any job losses? What approach will the company take?

While it is too early to know the exact impact of the conversion, we anticipate some job losses as we transition. We do not have specific information at this time, but what we do know is that our employees remain a core strength that give us the competitive edge that has made Catellus the great company it is today. We fully expect to need a substantial workforce of employees to accomplish our development and investment activities after the REIT conversion, and we will approach this transition in a thoughtful and timely way—communicating to you periodically on the status of the transition and the impact on operations.

5.	What can employees do to help in the conversion process?

Much work remains to transition to a REIT. We are counting on everyone’s help to get us there. Your outstanding efforts have made us what we are today, and we appreciate your continued support of the company’s plans for the future. The best thing you can do is to continue business as usual.

6.	What should we tell our customers?

We can assure our customers that we are very excited about this next step in the evolution of our company. For the most part, it will be business as usual for our customers. We believe this will strengthen our company and our ability to serve our customers better.

7.	How will the company change its focus, and how does this fit the overall strategy?

We plan to transition the operating strategy to an increased focus on industrial development. The success of our development program over the last several years positions us with strong and stable cash flows from a rental portfolio of lower-risk, higher-return industrial properties. We intend to strategically apply our proven development skills and recycle capital from our urban and residential projects into industrial development.

8.	How will the new structure affect development?

Catellus will continue to develop properties. Our development skills and people will continue to be a unique competitive advantage—only now in a more focused way.

9.	How will this affect projects already underway?

Catellus plans to continue its mixed-use development projects currently underway. In particular, the company will continue to manage the Mission Bay development, Los Angeles Union Station, the Santa Fe Depot in San Diego, the redevelopment of the Robert Mueller Airport in Austin, the Los Angeles Air Force Base and the Alameda Naval station. We’re proud of these landmark development projects and their unique benefits to the communities with which we have partnered.

10.	If I have options, will they be affected by the REIT conversion?

The Board of Directors is currently considering how best to treat options in the REIT conversion. We anticipate that the details will be available in the next month or so. We will send out information to all option holders once the details are determined.

11.	If I have other questions about this process, where can I find more information?

We will periodically provide you with more information as it becomes available. In the meantime, if you have specific questions, please contact your manager or Jaime Gertmenian at (213) 473-3169.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Information contained in this document is not a substitute for the proxy statement/prospectus that Catellus intends to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, ABOUT CATELLUS AND THE PROPOSED TRANSACTION. The proxy statement/prospectus and other documents which will be filed by Catellus with the Securities and Exchange Commission will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Catellus Development Corporation at 201 Mission Street, Second Floor, San Francisco, California, 94105, Attn.:Director of Investor Relations, or by telephone at (415) 974-4649, or email at InvestorRelations@catellus.com.

Catellus, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Catellus and their ownership of Catellus stock is set forth in the proxy statement for Catellus’ 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

FORWARD LOOKING STATEMENTS

Except for historical matters, the matters discussed in this document are forward-looking statements. Forward-looking statements include, but are not limited to, statements about plans, opportunities, and development. Catellus intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements, and are including this statement for purposes of complying with these safe harbor provisions. In some cases you can identify forward-looking statements by terms such as “expect,” “intend,” “believe,” “should,” “project,” “plan,” by the negative of these terms, and by similar expressions. We caution you not to place undue reliance on these forward-looking statements, which reflect Catellus’ current beliefs and are based on information currently available to us. We do not undertake any obligation to revise these forward-looking statements to reflect future events, changes in circumstances, or changes in belief, except as may be required by law.

These forward-looking statements are subject to risks and uncertainties that could cause Catellus’ actual results, performance or achievements to differ materially from those expressed in or implied by these statements. In particular, among the factors that could cause actual results to differ materially include, without limitation, statements related to the proposed REIT conversion, including Catellus’ ability to obtain required consents of shareholders, lenders, debt holders, partners and ground lessors of Catellus and its affiliates and of other third parties in connection with the REIT conversion and to consummate all of the transactions constituting part of the REIT conversion; the timing of the REIT conversion; the ability of Catellus to satisfy complex rules in order to qualify for taxation as a REIT for federal income tax purposes and to operate effectively within the limitations imposed by these rules; the potential effects of proposed tax legislation; the ability of Catellus to increase land inventory or third party development operations because of federal tax law limitations affecting the use of TRS; and the ability of Catellus to transition its operating strategy to focus on industrial development. Additionally, factors that could cause actual results to differ materially include, without limitation: changes in the real estate market or in general economic conditions, including a worsening economic slowdown or recession; product and geographical concentration; industry competition; availability of financing and changes in interest rates and capital markets; changes in insurance markets; discretionary government decisions affecting the use of land, and delays resulting therefrom; changes in the management team; weather conditions and other natural occurrences that may affect construction or cause damage to assets; changes in income taxes or tax laws; liability for environmental remediation and changes in environmental laws and regulations; failure or inability of third parties to fulfill their commitments or to perform their obligations under agreements; failure of parties to reach agreement on definitive terms or to close transactions; increases in the cost of land and construction materials and availability of properties for future development; limitations on, or challenges to, title to Catellus’ properties; risks related to the financial strength of joint venture projects and co-owners; changes in policies and practices of organized labor groups; shortages or increased costs of electrical power; other risks inherent in the real estate business; acts of war, other geopolitical events or terrorist activities that could adversely affect any of the above factors; and other risks detailed from time to time in the filings of Catellus with the SEC. While Catellus believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, it can give no assurance that its performance or other expectations will be attained, that the REIT conversion described herein will be consummated or that the terms of the REIT conversion or the timing or effects thereof will not differ materially from those described herein.